                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                   FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended.............December 31, 1999

                                      OR

[_]          TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

             For the transition period from.............. to .............
             Commission file number.......................................

             A. FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
                           (Full title of the Plan)

             B. FMC CORPORATION
                200 East Randolph Drive, Chicago, Illinois 60601
                         (Name and Address of Issuer)



       SIGNATURES
       ----------

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             FMC PUERTO RICO SAVINGS AND
                                             INVESTMENT PLAN


                                             By /s/ Steven H. Shapiro
                                               --------------------------------
                                             Steven H. Shapiro
                                             Associate General Counsel and
                                              Assistant Secretary

       Dated: July 6, 2001

FMC PUERTO RICO SAVINGS AND
INVESTMENT PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                         Page(s)
                                                                         -------
Independent Auditors' Report..................................              1

Financial Statements:

  Statements of Net Assets Available for Benefits.............              2

  Statements of Changes in Net Assets Available for Benefits..              3

  Notes to Financial Statements...............................             4-8

                                                                Schedule
                                                                --------

Schedule of Assets Held for Investment Purposes...............      1       9

                         Independent Auditors' Report
                         ----------------------------


The Employee Welfare Benefits Plan
Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Puerto Rico Savings and Investment Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
June 28, 2001

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 1999 and 1998



                                                            1999        1998
                                                          --------    --------
      Assets:
        Investments, at fair value                        $ 39,744    $ 22,641

                                                          --------    --------
      Net assets available for benefits                   $ 39,744    $ 22,641
                                                          ========    ========

      The accompanying notes are an integral part of these financial statements.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998



                                                              1999       1998
                                                            --------   --------

Additions:
    Net appreciation (depreciation) in
      fair value of investments                             $  1,730    $  (774)
    Interest and dividend income                                 959        406
    Contributions - employees                                 22,011     15,760
    Contributions - employer                                   8,664      7,249
                                                            --------   --------

Total additions                                               33,364     22,641
                                                            --------   --------

Deductions:
    Distributions to participants                              3,893          -
    Administrative expenses                                      118          -
                                                            --------   --------

Total deductions                                               4,011          -
                                                            --------   --------

Net deductions prior to transfers
    and other changes                                         29,353     22,641

Net transferred out (Note 5)                                 (12,250)         -
                                                            --------   --------

Net additions                                                 17,103     22,641

Net assets available for benefits,
    beginning of year                                         22,641          -
                                                            --------   --------

Net assets available for benefits,
    end of year                                             $ 39,744   $ 22,641
                                                            ========   ========

The accompanying notes are an integral part of these financial statements.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

December 31, 1999 and 1998

________________________________________________________________________________
(1)  Description of the Plan

     The following description of the FMC Puerto Rico Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions.

     (a)  General

     The Plan is a qualified profit-sharing plan containing cash or deferred arrangements under Section 1165(a) of the Internal Revenue Code, which covers all permanent full-time and part-time employees of the Puerto Rico Branch of FMC International AG (the Company), a wholly owned subsidiary of FMC Corporation (FMC), working in Puerto Rico (other than employees who generally reside or work outside of Puerto Rico and employees covered by certain collective bargaining agreements). Such employees are eligible to participate in the Plan immediately after commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's inception was effective January 1, 1998, and it was amended and restated effective January 1, 2000 to change the name of the Plan and to reflect other Plan changes and changes in the Internal Revenue Code. The Company has delegated the authority to act as the Plan administrator to the FMC Corporation Employee Welfare Benefits Plan Committee (the Committee).

     (b)  Contributions

     Participants may elect to have their annual compensation reduced by up to $8,000, subject to adjustments to reflect changes in the cost of living, but not by more than 10% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $8,000 (but not more than 20% of their total compensation in the aggregate). The Company makes matching contributions ranging from 15% to 80% of the portion of those contributions not in excess of 4% of each participant's compensation (Basic Contribution), regardless of the $8,000 limit on pretax contributions. At December 31, 1999, five current and former employees participated in the Plan.

     (c)  Trust and Record Keeping

     The Committee and Banco Popular de Puerto Rico (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. Fidelity Institutional Retirement Services Company is the Plan's record keeper (the Record Keeper) and acts as an agent for the Trustee.

     (d)  Investment Options

     Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments in any of the following investment options:

     1)  FMC Stock Fund - Funds are invested in common stock of FMC Corporation.

     2) Managed Income Portfolio - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager. For the plan year ending December 31, 1999, the effective annual yield was approximately 5.80%.

     3) Clipper Fund - Funds are invested in common stocks, which are considered undervalued by the fund manager, and in long-term bonds.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

December 31, 1999 and 1998

________________________________________________________________________________

     4) Mutual Qualified Fund (Z) - Funds are invested primarily in common and preferred stocks that are considered undervalued by the fund manager.

     5) Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U.S.- headquartered companies with long-term growth potential.

     6) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

     7) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

     8) Fidelity Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

     9) Fidelity Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

     10) Retirement Government Money Market Fund - Funds are invested in short-term obligations of the U.S. Government or its agencies.

     11) Fidelity U.S. Equity Index Pool Fund - Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

     All Company contributions to the Plan are invested by the Trustee in the FMC Stock Fund and are credited to the respective accounts of the employees participating in the Plan.

     The participants may change their investment options and move their account balances within the funds as frequently as they choose except with respect to employee Basic Contributions to the FMC Stock Fund, where the value of the account can be moved once a year after a participant reaches age 50, and Company contributions, which cannot be moved to other funds.

     (e)  Vesting

     Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100 percent vested after five years of service.

     (f)  Payment of Benefits

     Upon termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants whose accounts are valued at not less than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments over not more than 20 years. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. Such forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

December 31, 1999 and 1998

________________________________________________________________________________

     (g)  Expenses

     The compensation and expenses of the Trustee and the Record Keeper are paid by the Company. Certain other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

     (h)  Withdrawals and Loans

     The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50 percent of the participant's vested account balance. Loans are secured by the participant's vested account balance and must be repaid over 60 months with interest at the announced Stable Income Fund rate or some other reasonable rate as determined by the Company. No loans were outstanding as of December 31, 1999 or December 31, 1998.

     (i)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.


(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     (b)  Investment Transactions

     Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis.

     (c)  Valuation of Investments

     Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value, which approximates market value.

     (d)  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the Plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

December 31, 1999 and 1998

________________________________________________________________________________

     (e)  Recent Accounting Pronouncement

     Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is effective for the Plan's financial statements beginning January 1, 2001. Adoption of SFAS No. 133 is not expected to have a material impact on the Plan's financial position or results of operations.


(3)  Investments and Basis of Allocation

     Investments at fair value, which represent 5 percent or more of the Plan's net assets available for benefits are separately identified below:

________________________________________________________________________________
                                                               December 31,
                                                            ------------------
                                                            1999         1998
--------------------------------------------------------------------------------

     FMC Stock Fund                                         $29,300      $12,543
     Fidelity Blue Chip Growth Fund                               -        3,913
     Sequoia Fund                                             3,031        1,848
     Mutual Qualified Fund (Z)                                3,380        1,481
--------------------------------------------------------------------------------

     During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

________________________________________________________________________________
                                                       Year ended December 31,
                                                     ---------------------------
                                                       1999             1998
--------------------------------------------------------------------------------

   FMC Stock Fund                                      $2,299           $(1,084)
   Clipper Fund                                           (26)              (12)
   Mutual Qualified Fund (Z)                              (47)             (124)
   Sequoia Fund                                          (597)              101
   Fidelity Puritan Fund                                  (10)               (6)
   Fidelity Blue Chip Growth Fund                        (218)              389
   Fidelity Low-Priced Stock Fund                          (3)              (48)
   Fidelity Diversified International Fund                292               (10)
   Fidelity U.S. Equity Index Pool Fund                    40                20
--------------------------------------------------------------------------------
                                                       $1,730           $  (774)
--------------------------------------------------------------------------------

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements

December 31, 1999 and 1998

________________________________________________________________________________

(4)  Income Taxes

     The Plan was amended and restated effective January 1, 2000 to change its name, and to reflect other Plan changes and changes in the Internal Revenue Code.

     The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to Federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income, and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

(5)  Plan Merger and Asset Transfers

     In February 1999, accounts valued at $12,250 for certain employees were transferred from the Plan to the FMC Corporation Savings and Investment Plan as a result of transfers and turnover.

(6)  Impact of Year 2000 Issue

     The Plan experienced no significant adverse effects in transition to the year 2000.

(7)  Subsequent Events

     (a) Effective January 1, 2000, the Plan was amended and restated to reflect Plan changes and changes in the Internal Revenue Code, and was renamed the FMC Puerto Rico Savings and Investment Plan.

     (b) In October 2000, FMC's management announced that it was initiating a strategic reorganization that ultimately is expected to split the company into two independent publicly traded companies-a machinery business and a chemicals business.

          The machinery company will be named FMC Technologies, Inc. (Technologies) and will include FMC's Energy Systems and Food and Transportation Systems businesses. The chemicals company will be comprised of FMC's Specialty Chemicals, Industrial Chemicals and Agricultural Products businesses and will continue to operate as FMC Corporation.

          Technologies completed an initial public offering of slightly less than 20 percent of its common stock on June 14, 2001. Subject to market conditions, final board approval and a favorable ruling from the Internal Revenue Service, FMC intends to make a tax-free distribution of its remaining interest in Technologies by the end of 2001.

          Because all participants of the Plan are employees of Technologies, the Plan's sponsorship will be retained by Technologies and the Plan is expected to continue after the distribution.

     (c) Effective February 26, 2001, participants were given the ability to move account balances with respect to employee Basic Contributions to and from the FMC Stock Fund at any time.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN                           Schedule 1
                                                                      ----------

Schedule of Assets Held for Investment Purposes

December 31, 1999

=================================================================================================================================

                                                         Description of investment including                     Current value
Identity of issue, borrower, lessor                        maturity date, rate of interest                     at December 31,
         or similar party                                 collateral, par, or maturity value                        1999
---------------------------------------------------------------------------------------------------------------------------------
FMC Stock Fund (FMC Common Stock)                    FMC Corporation Stock
    Party in Interest                                approximately 511 shares                                        $ 29,300

Managed Income Portfolio                             Portfolio includes investment contracts
                                                        offered by major insurance companies
                                                        and other approved financial institutions                       2,582

Clipper Fund                                         Stock Long-term Growth Fund                                          189

Mutual Qualified Fund (Z)                            Stock Long-term Growth Fund                                        3,380

Sequoia Fund                                         Stock Long-term Growth Fund                                        3,031

Fidelity Puritan Fund                                Stock and Bond Fund                                                  189

Fidelity Magellan Fund                               Stock Long-term Growth Fund                                            -

Fidelity Blue Chip Growth Fund                       Large Companies Stock Fund                                             -

Fidelity Low-Priced Stock Fund                       Growth Mutual Fund                                                   343

Fidelity Diversified International Fund              Growth Mutual Fund of Foreign Companies                              256

Retirement Government Money Market Portfolio         Money Market Mutual Fund                                             242

Fidelity U.S Equity Index Pool                       Stock Index Fund                                                     232

---------------------------------------------------------------------------------------------------------------------------------

Total assets held for investment purposes                                                                            $ 39,744
=================================================================================================================================

See accompanying independent auditors' report.

EXHIBIT INDEX


NUMBER IN
EXHIBIT TABLE       DESCRIPTION
-------------       -----------

10.1                FMC Puerto Rico Thrift and Stock Purchase Plan, dated as of
                    January 1, 1998

23.1                Consent of Independent Certified Public Accountants
                    (KPMG LLP)